77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Van Kampen Value FDP Fund of FDP Series, Inc. held on June 25, 2010, the results were as follows:

Proposal 1.

1: To approve the new sub-advisory agreement between BlackRock Advisors, LLC and Invesco Advisers, Inc.

With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

5,589,940

162,365

241,799